SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

June 3, 2009

09046339

SEC Mail Processing Section
JUN 10 2009
Washington, DC
110

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosure

United States Sec Filing
June 3, 2009

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated May 6, 2009;

Correspondence with Securities Commission(s)

2. Notice and Circular for June 15, 2009, Annual General Meeting of Shareholders;
3. Form of Proxy for June 15, 2009, Annual General Meeting of Shareholders;
4. Voting Instruction Form for June 15, 2009, Annual General Meeting of Shareholders;
5. Fiscal 2009 – Annual Request for Financial Statements and MD&A;
6. Interim Financials Statements for the three months ended March 31, 2009 and 2008, MD&DA and Quarterly Report for the Three Months ended March 31, 2009, Form 52-109FV2 - Certification of Interim Filings by CEO and Form 52-109FV2 - Certification of Interim Filings by CFO.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

May 6, 2009

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ANNOUNCES BROKERED PRIVATE PLACEMENT

May 6, 2009, Vancouver, BC - Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has engaged Northern Securities Inc. ("Northern" or the "Agent"), to act as agent on a commercially reasonable efforts basis to carry out a brokered private placement of up to 20,000,000 units (the "Units") at a price of $0.03 per Unit, for gross proceeds of up to $600,000 (the "Offering"). The Offering is subject to the acceptance of the TSX Venture Exchange.

Each Unit is comprised of one (1) common share (the "Common Share") in the capital of Sultan and two-thirds (2/3) of one non-transferable share purchase warrant (the "Warrant"). Each whole Warrant will be exercisable into one Common Share for a period of 60 months from the date of issue at an exercise price of $0.06 per share up to 12 months from the date of issue of the Warrant and $0.12 per share thereafter. EXCEPT that, if, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the Warrants, the closing Common Share price on the Exchange for each of the 10 trading days is $0.20 or more, then the exercise period of the Warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrantholder advising the warrantholders of the accelerated expiry.

Upon closing of the Offering Northern will receive a Work Fee of 2% and a Commission of 10% of the gross proceeds of the Offering in connection with the Units sold by the Agent. One-half of each of the Work Fee and the Commission will be payable in Units. The remaining portion of the Work Fee and the Commission will be payable in cash or Units or any combination thereof at the discretion of the Agent. In addition, the Company will issue to the Agent, at the closing of the Offering, Agent's Options equal to 15% of the number of Units sold by the Agent pursuant to the Offering. Each Agent's Option will be exercisable into one Agent's Unit at an issue price of $0.05 per Agent's Unit at any time prior to the date that is 60 months from the issue date of the Agent's Options. Each Agent's Unit will have the same remaining terms as the Units issued pursuant to this Offering, including the accelerated expiry. **Subscriptions received from insiders, employees or affiliates of the Company shall not be subject to Work Fees or Commissions**.

All Units, Common Shares, Warrants, Agent's Options and any shares and/or warrants issuable upon the exercise thereof will be subject to a hold period and may not be traded for four months plus one day from the date of closing of the Offering. Net proceeds from the Offering will be used for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup,

President and CEO

For further information, please contact:

Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of **SULTAN MINERALS INC.** (the "Company") will be held at the 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, on June 15, 2009, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financia l statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2008.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.
5. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 19th day of May, 2009.

BY ORDER OF THE BOARD

"Arthur G. Troup"
Arthur G. Troup, President & CEO

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone: (604) 687-4622 Fax: (604) 687-4212

(the "Company")

INFORMATION CIRCULAR

(As at April 30, 2009, except as otherwise indicated.)

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of SULTAN MINERALS INC. (the "Company") for use at the Annual General Meeting of the Company to be held on June 15, 2009 (the "Meeting"), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment Of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholde r.

Voting By Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such pe rson will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered And Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value ("Shares") of which 101,950,618 were issued and outstanding as at May 11, 2009. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at 1:30 p.m. (PDT) on May 11, 2009, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all Shares of the Company.

Election of Directors

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at four (4).

The Company is required to have an Audit Committee. The Company also has a Corporate Governance and Compensation Committee. Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (1)
Sargent H. Berner, B.A., LL.B., LL.M. (5)(6) Vancouver, B.C. Director	Business Consultant and President, Kent Avenue Consulting Ltd.	Since June 27, 1996	595,985 (2)
Arthur G. Troup, M.Sc., P.Eng. West Vancouver, B.C. President, CEO and Director	President and Chief Executive Officer of the Company, Vice-President, Exploration of Cream Minerals Ltd.	Since June 15, 1989	1,041,636 (3)
Frank A. Lang, M.A., P.Eng. (5)(6) West Vancouver, B.C. Chairman of the Board	President and Chief Executive Officer of Cream Minerals Ltd.	Since June 15, 1989	3,800,883 (4)
Benjamin Ainsworth, M.A., P.Eng. (5)(6) North Vancouver, B.C. Director	President of Metamin Enterprises Inc.	Since June 15, 1989	29,750

Notes:

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2009, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Shares are held directly.

(2) Of these shares, 1,318 are held in an RRSP account controlled by Mr. Berner.

(3) Of these shares, 467,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Arthur G. Troup.

(4) Of these common shares, 992,799 are held indirectly in the name of Dauntless Developments Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang

(5) Audit Committee.

(6) Corporate Governance and Compensation Committee.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company. To the knowledge of the Company, no proposed director, except as provided below:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ValGold Resources Ltd. applied to the British Columbia Securities Commission ("BCSC") for a Management Cease Trade ("MCTO"), which was granted on December 9, 2008. The MCTO remained in place until revoked by the BCSC on January 28, 2009. The Company's director, Sargent H. Berner, was acting in his capacity as a director of ValGold Resources Ltd. while it was subject to the MCTO.

COMPENSATION OF EXECUTIVE OFFICERS

The Company has two Named Executive Officers. During the Company's financial year ended December 31, 2008, the aggregate direct remuneration paid or payable to the Company's Named Executive Officers by the Company was $215,614.

GENERAL PROVISIONS

"Named Executive Officer" ("NEO") means each of the following individuals:

(a) a Chief Executive Officer ("CEO") or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2008;

(b) a Chief Financial Officer ("CFO") or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2008;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2008.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2008.

COMPENSATION AND DISCUSSION ANALYSIS

Compensation of Directors and NEOs

The Company's Corporate Governance and Compensation Committee ("CGCC") has responsibility for reviewing compensation for the Company's directors and senior management. The CGCC makes recommendations to the Board which then has the power to approve or reject the compensation.

To determine compensation payable, the CGCC reviews compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the CGCC annually reviews the performance of the NEOs in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

The Company's compensation policies and its stock option plan (the "Stock Option Plan") are designed to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option Based Awards

The Company grants option-based awards to executive officers through the Stock Option Plan, which was implemented by the Company's Board of Directors effective May 16, 2003, as amended, and was approved by the TSX Venture Exchange and the Company's shareholders. The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Stock Option Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company, if any. All options expire on a date not later than five years after the issuance of such option. The exercise price for the options is the last closing price of the Company's stock on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, last closing price of the Company's stock on the date of grant. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX Venture Exchange and the prior receipt of any necessary regulatory or shareholder approval, The Board of Directors has, without limitation, the full and final authority in their discretion, but subject to the express provisions of the Stock Option Plan, to interpret the Stock Option Plan, to prescribe, amend and rescind rules and regulations relating to the Stock Option Plan and to make all other determinations deemed necessary or advisable in respect of the Stock Option Plan. Administration of the Stock Option Plan is the responsibility of the appropriate officers of the Company.

The Board of Directors generally grants options to corporate executives further to the recommendation of the CGCC. As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation, including but not limited to the grant of options. Options may be granted at other times of the year to individuals commencing employment with the Company.

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company's most recently completed financial year ended December 31, 2008, is as set out below:

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans			
Arthur G. Troup, President & CEO	2008	180,000	NIL	NIL	NIL	NIL	NIL	9,300 (2)	189,300
Shannon M. Ross, Corporate Secretary & CFO	2008	35,614	NIL	NIL	NIL	NIL	NIL	1,662 (2)	37,276 (4)

Notes:

(1) Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2) Health, dental, parking, group plan insurance benefits and professional fees paid by the Company in 2008 on behalf of the NEOs.

(3) These amounts include all amounts set out in table from for each NEO and executive officer.

(4) Represents apportioned amount of CFO's salary and benefits as charged to the Company through Quorum.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2008, for each NEO:

	Option-based Awards				Share-based Awards [2]	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options [1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Arthur G. Troup, President & CEO	500,000	0.15	06-Jul-09	NIL	N/A	N/A
	400,000	0.10	10-Jun-10	NIL	N/A	N/A
	720,000	0.17	21-Jun-11	NIL	N/A	N/A
	715,000	0.45	20-Jul-12	NIL	N/A	N/A
	700,000	0.29	23-Oct-12	NIL	N/A	N/A
Shannon M. Ross, Corporate Secretary & CFO	350,000	0.15	06-Jul-09	NIL	N/A	N/A
	200,000	0.10	10-Jun-10	NIL	N/A	N/A
	270,000	0.17	21-Jun-11	NIL	N/A	N/A
	208,000	0.45	20-Jul-12	NIL	N/A	N/A
	360,000	0.29	23-Oct-12	NIL	N/A	N/A

Notes:

(1) The closing market price of the Company's shares on the TSX Venture Exchange was $0.04 per share on December 31, 2008.

(2) The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2008, for each NEO:

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value vested during the year[4] ($)	Non-equity incentive plan compensation – Value earned during the year [4] ($)
Arthur G. Troup, President & CEO	NIL [2][3]	N/A	N/A
Shannon M. Ross, Corporate Secretary & CFO	NIL [2][3]	N/A	N/A

Notes:

(1) The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2) Options granted July 20, 2007, are exercisable at $0.45 per share and vest as to 25% on grant date and thereafter as to 25% every six months. The closing market price on the second vesting date of January 20, 2008, was $0.23 per share; on the third vesting date of July 20, 2008, was $0.12 per share.

(3) Options granted October 23, 2007, are exercisable at $0.29 per share and vest as to 25% on grant date and thereafter as to 25% every six months. The closing market price on the second vesting date of April 23, 2008, was $0.18 per share; on the third vesting date of October 23, 2008, was $0.03 per share.

(4) The Company does not have Incentive Plan Awards in place other than option-based awards.

Discussion

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for stock options granted to employees is determined based on estimated fair values of the stock options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage. For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

See "Option Based Awards" and "Securities Authorized for Issuance Under Equity Compensation Plans" for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

PENSION PLAN BENEFITS

Defined Benefit Plan or Defined Contribution Plan

The Company has no pension plans for NEOs that provide for payment or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plan for NEOs.

TERMINATION AND CHANGE IN CONTROL BENEFITS

The NEOs provide their services to the Company on a full cost recovery basis to the Company through a management and administrative services agreement with Quorum Management and Administrative Services Inc. (previously known as LMC Management Services Ltd.) ("Quorum"), a private company held jointly by the Company and other public companies currently sharing office space with the Company. The NEOs perform services on an almost full-time basis for the Company through Quorum. There are no direct employment contracts between the Company and the NEOs, as all services are provided through Quorum.

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

DIRECTOR COMPENSATION

Other than by grant of stock options, directors who are not NEOs are not compensated for services rendered to the Company as directors. There were no stock options granted to Directors under the Stock Option Plan during the most recently completed financial year.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors for the Company's most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Sargent H. Berner	Nil	Nil	Nil	Nil	Nil	27,750 (1)	27,750
Frank A. Lang	Nil	Nil	Nil	Nil	Nil	30,000 (2)	30,000

Notes:

(1) Consulting fees of $27,750 were paid or are payable indirectly by the Company through Quorum to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(2) Management fees totalling $30,000 were paid through Quorum to Lang Mining Corporation, a private company controlled by Frank A. Lang for Mr. Lang's services as Chairman of the Company.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards	
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
Benjamin Ainsworth	250,000	0.15	06-Jul-09	NIL	N/A	N/A
	200,000	0.10	10-Jun-10			
	205,000	0.17	21-Jun-11			
	208,000	0.45	20-Jul-12			
	260,000	0.29	23-Oct-12			
Sargent H. Berner	250,000	0.15	06-Jul-09	NIL	N/A	N/A
	200,000	0.10	10-Jun-10			
	245,000	0.17	21-Jun-11			
	208,000	0.45	20-Jul-12			
	260,000	0.29	23-Oct-12			
Frank A. Lang	500,000	0.15	06-Jul-09	NIL	N/A	N/A
	200,000	0.10	10-Jun-10			
	380,000	0.17	21-Jun-11			
	315,000	0.45	20-Jul-12			
	360,000	0.29	23-Oct-12			

Notes:

(1) The closing market price of the Company's shares on the TSX Venture Exchange was $0.04 per share on December 31, 2008.

(2) The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(4) ($)	Non-equity incentive plan compensation – Value earned during the year (4) ($)
Benjamin Ainsworth	NIL (2)(3)	N/A	N/A
Sargent H. Berner	NIL (2)(3)	N/A	N/A
Frank A. Lang	NIL (2)(3)	N/A	N/A

Notes:

(1) The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2) Options granted July 20, 2007, are exercisable at $0.45 per share and vest as to 25% on grant date and thereafter as to 25% every six months. The closing market price on the second vesting date of January 20, 2008, was $0.23 per share; on the third vesting date of July 20, 2008, was $0.12 per share.

(3) Options granted October 23, 2007, are exercisable at $0.29 per share and vest as to 25% on grant date and thereafter as to 25% every six months. The closing market price on the second vesting date of April 23, 2008, was $0.18 per share; on the third vesting date of October 23, 2008, was $0.03 per share.

(4) The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	11,748,000	$0.24	8,642,173
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	11,748,000		

Notes:

(1) The only "equity compensation plan" in place is the Company's stock option plan. See "Option Based Awards" above.

(2) As at December 31, 2008.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except as set out herein:

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein:

(a) Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the "Services Agreement") to be provided with management, administrative, geological and other services by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. The Services Agreement requires that the Company maintain three months of working capital with Quorum. As at December 31, 2008, the Company had a receivable from Quorum of $171,468 (which includes advanced cash in excess of its estimated working capital funding obligation under the Services Agreement) for performing administrative, geological and management functions on behalf of the Company.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company, Frank A. Lang. Lang Mining receives a management fee of $2,500 per month for the services of Mr. Lang as an officer and director. In the period ended December 31, 2008, $30,000 was paid to Lang Mining.

(c) Consulting fees are paid directly to Kent Avenue Consulting Ltd. ("Kent Avenue"), a private company controlled by a director of the Company, Sargent H. Berner. In the period ended December 31, 2008, $27,750 was paid or payable to Kent Avenue indirectly through Quorum.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Suite 1488, 700 Georgia Street West, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the Directors.

Management Contracts

See "Interest of Informed Persons in Material Transactions - Services Agreement" above.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board currently consists of four directors, one of whom is independent based upon the tests for independence set forth in National Instrument 52-110. Benjamin Ainsworth is independent. Arthur G. Troup is not independent as he is the President and CEO of the Company. Frank A. Lang is not independent as he is the executive Chairman of the Company. Sargent H. Berner is not considered independent because during the financial year ended December 31, 2008, fees were paid or are payable to Kent Avenue through Quorum for consulting services provided by Mr. Berner to the Company during the fiscal year ended December 31, 2008.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The independent director has regular and full access to management. The Company is actively looking for other independent directors as board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. a Board Manual which provides information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;

3. access to management and technical experts and consultants; and

4. information regarding significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.sultanminerals.com and under the Company's profile at www.sedar.com. The

Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee ("CGCC"). The CGCC also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates. The members of the Corporate Governance and Compensation Committee are Benjamin Ainsworth, Sargent H. Berner and Frank A. Lang. The CGCC assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates. The CGCC has identified the need for additional independent directors and the Company is actively seeking qualified candidates.

Compensation of Directors and the CEO

The CGCC has responsibility for reviewing compensation for the directors and senior management. The CGCC makes recommendations to the Board which then has the power to approve or reject the compensation.

To determine compensation payable, the CGCC reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the CGCC annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility. The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are: Sargent Berner, Frank A. Lang and Benjamin Ainsworth.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

- Review and appraise the performance of the Company's external auditors.

- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

<u>*Documents/Reports Review*</u>

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

<u>*External Auditors*</u>

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Not Independent (1)	Financially Literate (1)
Frank A. Lang	Not Independent (1)	Financially Literate (1)
Benjamin Ainsworth	Independent (1)	Financially Literate (1)

Notes:

(1) As defined by National Instrument 52-110 ("NI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 *(De Minimis Non-audit Services)*, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2008	$29,500	NIL	NIL	NIL
2007	$25,000	NIL	$840	$1,500

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at (604) 687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 19th day of May, 2009.

/s/ Arthur G. Troup
Arthur G. Troup, M.Sc., P.Eng.
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, B.Com., C.A.
Corporate Secretary & Chief Financial Officer

Schedule "A"

This Schedule "A" lists the participation of the Directors of the Company in other reporting issuers as at May 19, 2009

Name of Director	**Name of Reporting Issuer**
Frank A. Lang	Director and officer of: Acrex Ventures Ltd., Aurifer Capital Corp. and Cream Minerals Ltd.
Sargent H. Berner	Director of: Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., NovaDX Ventures Corp., Cap-Link Ventures Ltd., Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc. Director and officer of: Emgold Mining Corporation. Director of the General Partner of: Canadian Small Cap Resource Fund ("CSCRF") 2006 No.1 and 2006 No.2 Limited Partnerships.
Arthur G. Troup	Director of: Astorius Resources Ltd. Director and officer of: Acrex Ventures Ltd. and Cream Minerals Ltd.
Benjamin Ainsworth	Director of: Dajin Resources Corp., White Tiger Mining Corp., Hathor Exploration Limited and Columbia Yukon Explorations Inc. Director and officer of: ESO Uranium Corp., Black Panther Mining Corp. and Canyon Copper Corp.

SULTAN MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 15, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:30 p.m., PDT, on June 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

Appointment of Proxyholder

I/We, being holder(s) of Sultan Minerals Inc. hereby appoint: Arthur G. Troup, or failing him, **Sargent H. Berner**, or failing him, **Shannon M. Ross**, or failing her, **Frank A. Lang**,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Sultan Minerals Inc.** to be held at 595 Howe Street, 10th Floor, Vancouver, BC, Canada on June 15, 2009 at 1:30 p.m. (PDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. **Set the Number of Directors**
To Set the Number of Directors at **Four (4)**.

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐						

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For Withhold

3. **Appointment of Auditors**
Appointment of **Morgan & Company, Chartered Accountants** as Auditors of the Corporation for the ensuing year.

For Against

4. **Auditor's Remuneration**
To authorize the Directors to fix the remuneration to be paid to the Auditors.

For Against

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5. **Transact Other Business**
To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

0 6 5 7 2 6 A R 0 S U L Q

SULTAN MINERALS INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 15, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 1:30 p.m., PDT, on June 11, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

24AP09083.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

Management Appointees are: Arthur G. Troup, or failing him, **Sargent H. Berner**, or failing him, **Shannon M. Ross**, or failing her, **Frank A. Lang**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of **Sultan Minerals Inc.** to be held at 595 Howe Street, 10th Floor, Vancouver, BC, Canada on June 15, 2009 at 1:30 p.m. (PDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Set the Number of Directors** To Set the Number of Directors at **Four (4)**.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Arthur G. Troup	☐	☐	02. Sargent H. Berner	☐	☐	03. Benjamin Ainsworth	☐	☐
04. Frank A. Lang	☐	☐						

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	For	Withhold
3. **Appointment of Auditors** Appointment of **Morgan & Company, Chartered Accountants** as Auditors of the Corporation for the ensuing year.	☐	☐

	For	Against
4. **Auditor's Remuneration** To authorize the Directors to fix the remuneration to be paid to the Auditors.	☐	☐

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	For	Against
5. **Transact Other Business** To transact such further or other business as may properly come before the Meeting and any adjournments thereof.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

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Should you wish to receive a legal proxy, refer to Note #8 on reverse.

0 6 5 7 2 5 A R 0 S U L Q

ANNUAL REQUEST FOR FINANCIAL STATEMENTS AND MD&A

NOTICE TO SHAREHOLDERS OF SULTAN MINERALS INC.

In accordance with National Instrument No. 54-102, *Continuous Disclosure Obligations*, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities that allows the registered holders and beneficial owners to request a copy of the reporting issuer's annual financial statements and management discussion & analysis, interim financial statements and management discussion & analysis, or both. If you wish to receive any or all of these materials, please complete and return this form to:

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Attention: Shareholder Communications

TO: SULTAN MINERALS INC.

The undersigned certifies that he/she/it is a registered holder and/or beneficial owner of securities (other than debt instruments) of **Sultan Minerals Inc.** ("Sultan") and requests that he/she/it be placed on the Sultan's Financial Statement Mailing List in order to receive Sultan's (**check one or both**):

☐ Fiscal 2009 Annual Financial Statements and related Management Discussion and Analysis

☐ Fiscal 2009 Interim Financial Statements and related Management Discussion and Analysis

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Preferred Method of Communication (**check one**): Mail _____ E-mail _______ Facsimile _____

____
E-mail Address (if applicable)

____
Facsimile Number (if applicable)

______________________ ______________________
Signature Date

Delivery of information provided for in this form to Sultan will be deemed to be consent to Sultan to collect such information and use it for the purpose stated above. You will be further deemed to have consented to Sultan disclosing such information to third party providers who provide, from time to time, mail and delivery services to Sultan.

SULTAN MINERALS INC.
(an exploration stage company)
INTERIM FINANCIAL STATEMENTS
MARCH 31, 2009 and 2008
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Balance Sheets
As at March 31, 2009 and December 31, 2008
(Unaudited – prepared by management)

	March 31, 2009	December 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 9,467	$ 408,375
Short-term investments	1,583,129	1,495,695
Accounts receivable	23,888	29,578
Due from related parties (Note 8)	209,882	171,468
Prepaid expenses	15,450	23,326
	1,841,816	2,128,442
Mineral property interests (see schedule) (Notes 3 and 10)	8,816,823	8,756,364
Investments (Note 4)	783	705
Equipment (Note 5)	24,711	30,356
Reclamation deposits	22,170	22,170
	$ 10,706,303	$ 10,938,037
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 66,220	$ 140,384
Due to related parties (Note 8)	12,000	--
Mortgage payable (Note 6)	85,000	85,000
Total liabilities	163,220	225,384
Shareholders' equity		
Share capital (Note 7)	22,027,279	22,027,355
Warrants (Note 7)	256,030	582,974
Contributed surplus	2,724,404	2,374,613
Deficit	(14,461,499)	(14,269,080)
Accumulated other comprehensive loss	(3,131)	(3,209)
	10,543,083	10,712,653
	$ 10,706,303	$ 10,938,037

Commitments (Note 3 (d))
Subsequent event (Note 9)

See accompanying notes to interim financial statements.

Approved by the Directors

"Arthur G. Troup"
Arthur G. Troup

"Sargent H. Berner"
Sargent H. Berner

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Operations and Deficit
(Unaudited – prepared by management)

	Three months ended March 31, 2009	2008
Expenses		
Amortization	$ 274	$ 505
Legal, accounting and audit	10,191	6,395
Management fees	7,500	12,000
Office and administration	39,958	29,911
Property investigations	1,144	--
Salaries and benefits	84,083	62,586
Shareholder communications	41,090	88,281
Stock-based compensation	19,105	191,998
Travel and conferences	2,616	22,724
Interest and other income	(12,232)	(37,593)
	193,729	376,807
Loss before income taxes	(193,729)	(376,807)
Future income tax recovery	1,310	371,888
Loss for the period	(192,419)	(4,919)
Deficit, beginning of period	(14,269,080)	(13,237,067)
Deficit, end of period	$ (14,461,499)	$ (13,241,986)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding – basic and diluted	101,950,838	100,782,918

Interim Statement of Comprehensive Income
(Unaudited – prepared by management)

	Three months ended March 31, 2009	Three months ended March 31, 2008
Loss for the period before comprehensive income	$ (192,419)	$ (4,919)
Unrealized gain (loss) on investments	78	(548)
Comprehensive loss	$ (192,341)	$ (5,467)

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Shareholders' Equity
Three months ended March 31, 2009
(Unaudited – prepared by management)

	Common Shares Without Par Value						
	Shares	Amount	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity
Balance, December 31, 2007	100,226,518	$ 22,050,752	$ 1,166,158	$ 1,297,390	$ (1,018)	$ (13,237,067)	$ 11,276,215
Issued for cash							
Warrants exercised	1,341,500	267,362	(39,305)	--	--	--	228,057
Agent's warrants exercised	14,100	3,152	(1,225)	--	--	--	1,927
Stock options exercised	168,750	35,472	--	(13,534)	--	--	21,938
Issued for mineral property interests and other							
Income tax effect of renunciation of flow-through expenditures	--	(359,383)	--	--	--	--	(359,383)
Surface rights – Jersey-Emerald property	200,000	30,000	--	--	--	--	30,000
Stock-based compensation	--	--	--	548,103	--	--	548,103
Unrealized losses on investments for the year	--	--	--	--	(2,191)	--	(2,191)
Warrants expired, unexercised	--	--	(542,654)	542,654	--	--	--
Loss for the year	--	--	--	--	--	(1,032,013)	(1,032,013)
Balance, December 31, 2008	101,950,868	22,027,355	582,974	2,374,613	(3,209)	(14,269,080)	10,712,653
Shares returned to treasury	(250)	(76)	--	13	--	--	(63)
Stock-based compensation	--	--	--	22,834	--	--	22,834
Unrealized gains/(losses) on investments for the period	--	--	--	--	78	--	78
Warrants expired, unexercised	--	--	(326,944)	326,944	--		--
Loss for the period	--	--	--	--	--	(192,419)	(192,419)
Balance, March 31, 2009	101,950,618	$ 22,027,279	$ 256,030	$ 2,724,404	$ 3,131	$ (14,461,499)	$ 10,543,083

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Interim Statements of Cash Flows
(Unaudited - prepared by management)

	Three months ended March 31, 2009	2008
Cash provided by (used for)		
Operations		
Loss for the period	$ (192,419)	$ (4,919)
Items not involving cash		
Amortization	274	505
Stock-based compensation	19,105	191,998
Income tax recovery	(1,310)	(371,888)
Changes in non-cash operating working capital		
Accounts receivable	5,627	(6,255)
Due to/from related parties	(26,414)	3,539
Prepaid expenses	7,876	(3,189)
Accounts payable and accrued liabilities	(26,340)	6,066
	(213,601)	(184,143)
Investing		
Mineral property interests		
Acquisition costs	(4,937)	(9,960)
Exploration and development costs	(92,936)	(389,708)
Short-term investments purchased	(87,434)	(580,000)
Equipment	--	(11,271)
	(185,307)	(990,939)
Financing		
Common shares issued for cash	--	251,921
Cash and cash equivalents		
Decrease during the period	(398,908)	(923,161)
Balance, beginning of period	408,375	1,022,700
Balance, end of period	$ 9,467	$ 99,539
Supplemental information		
Stock-based compensation capitalized to mineral property interests	3,729	33,810
Future income tax liability capitalized to mineral property interests	1,310	12,505

See accompanying notes to interim financial statements.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2009 and 2008
(Unaudited – prepared by management)

1. Nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the British Columbia Business Corporations Act, and its principal business activity is the exploration and development of mineral properties in Canada. The Company has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern. As disclosed in the financial statements, the Company has working capital, as at March 31, 2009, of $1,678,596 (December 31, 2008 – $1,903,058) and an accumulated deficit of $14,461,499 (December 31, 2008 – $14,269,080). Working capital is defined as current assets less current liabilities.

The Company has capitalized $8,816,823 (December 31, 2008 - $8,756,364) in acquisition and related costs on the Kena property and the Jersey and Emerald properties.

As a junior resource company, the Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. The Company has sufficient working capital to conduct its operations for the next fiscal year.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

2. Accounting policies

Basis of presentation

The accompanying financial statements for the interim periods ended March 31, 2009 and 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2008.

2. Accounting policies (continued)

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2009.

(a) Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests. All other exploration expenditures are expensed in the period incurred. The Company has concluded that adoption of this new standard as at January 1, 2009, will not have an impact on the Company's interim financial statements.

(b) Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on the Company's financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

2. Accounting policies (continued)

(c) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements. These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders' equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The adoption of this standard did not impact the Company's interim financial statements.

(d) Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard did not impact the Company's interim financial statements.

(e) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada

The Kena Property is comprised of the original Kena claims and additional properties under option. The properties are contiguous. The Kena property is located near the community of Ymir in southeastern British Columbia.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3.0% Net Smelter Returns Royalty ("NSR") that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. Annual advance royalty payments of $50,000 were to commence in October 2000. In October 2000, an amendment to the agreement extended the commencement of these royalty payments to 2004. In consideration for the extension, 200,000 common shares were issued to the royalty holders. In October 2004, the agreement was further amended to defer commencement of the royalty payments to October 2009, by the issuance of 200,000 common shares to the royalty holders.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

Additional claims forming part of the properties include the Tungsten King Prospect, comprised of 17 crown-granted mineral claims. The Company acquired a 100% interest in these claims by issuing 100,000 shares of the Company.

The Company holds a 100% interest in the Truman Hill and Leroy North properties, additional properties in the Jersey and Emerald property group. The Truman Hill and Leroy north properties are subject to a NSR of 1.5% of which 50.0% can be purchased by issuing 25,000 shares of the Company.

The Company holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2.0% NSR, which the Company has the right to purchase for $500,000. The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

In June 2006, the Company entered into a purchase agreement to acquire 100% of the rights, title and interest in the surface rights over 28 crown granted mineral claims, four 2-post claims and 80 mineral units located near Salmo, British Columbia. Under the terms of the agreement, the Company made a payment of $10,000 in cash, and has agreed to make share payments in the aggregate value of $200,000. Share payments of 200,000 common shares are to be made annually on a value date four months after the date of issue, until the related liability has been extinguished. (See Note 7 – mortgage payable).

(d) Mineral Property Interests Commitments

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and will be required to make a cash payment of approximately $77,000 related to a mortgage payable (see Note 6) and issue 650,000 common shares in fiscal 2009 (See Note 9 – Subsequent events). This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights.

4. Investments

	Number of Shares	Book Value March 31, 2009	Fair Value March 31, 2009	Fair Value December 31, 2008
Emgold Mining Corporation (Note 9 (d))	15,652	$ 3,913	$ 782	$ 704
Quorum Management and Administrative Services Inc.	1	1	1	1
Total Investments		$ 3,914	$ 783	$ 705

As at March 31, 2009, investments in available-for-sale securities consist of marketable securities which had a market value of $782 (December 31, 2008 - fair value $704, carried at cost of $3,913). On January 1, 2007, the carrying amount of these securities became subject to revaluation on a mark-to-market basis at the end of each reporting period, and the increases or decreases arising on revaluation are recorded in Accumulated Other Comprehensive Income ("AOCI"), a component of shareholders' equity. On adoption the transition adjustment was $469. The investment in Quorum Management and Administrative Services Inc. ("Quorum") is not designated as available-for-sale.

5. Equipment

	Cost	Accumulated Amortization	Net Book Value, March 31, 2009	Cost	Accumulated Amortization	Net Book Value, December 31, 2008
Office equipment	$ 3,283	$ 3,192	$ 91	$ 3,283	$ 2,918	$ 365
Computer equipment	11,856	9,838	2,018	11,856	9,464	2,392
Field and mining equipment	49,614	41,088	8,526	49,614	38,280	11,334
Vehicles	26,271	12,195	14,076	26,271	10,006	16,265
	$ 91,024	$ 66,313	$ 24,711	$ 91,024	$ 60,668	$ 30,356

6. Long-term debt

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia (See Note 4 (b)). Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (issued); on June 1, 2008, up to 200,000 common shares (issued) and on June 1, 2009, up to 200,000 common shares.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Interim Financial Statements
Three months ended March 31, 2009 and 2008
(Unaudited – prepared by management)

6. Long-term debt (continued)

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The cash portion of the mortgage payable is estimated by the number of shares to be issued in June 2009 and valued using the closing market price for the common shares of the Company at March 31, 2009, of $0.04 (December 31, 2008 - $0.04). Based on the March 31, 2009, price for the common shares of $0.04 (December 31, 2008 - $0.04), the final cash payment to the seller will be $77,000 (December 31, 2008 - $77,000). Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date (October 2, 2008 - $0.06) is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the three months ended March 31, 2009, was $Nil, with a debt financing adjustment of $18,000 recorded in the year ended December 31, 2008.

	March 31, 2009	December 31, 2008
Long-term debt, beginning of period	$ 85,000	$ 97,000
Less payments made in common shares on valuation date	--	(12,000)
Long-term debt, end period	85,000	85,000
Current portion of long-term debt	$ 85,000	$ 85,000

7. Share capital

(a) Authorized:

Unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b) Issued and outstanding:

See Statements of Shareholders' Equity.

7. **Share capital (continued)**

(c) Stock options

The Company has a stock option plan which allows for the grant of options to purchase up to 20,390,173 common shares. The following table summarizes information about the stock options outstanding at March 31, 2009:

Weighted Average Exercise Price	Number Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life
$0.10	1,500,000	1.2 years
$0.15	2,379,000	0.3 years
$0.17	2,500,000	2.2 years
$0.45	2,334,000	3.3 years
$0.29	2,835,000	3.6 years
$0.29	200,000	4.0 years
$0.24	11,748,000	2.3 years

A summary of the changes in stock options for the three months ended March 31, 2009, and for the year ended December 31, 2008, are presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2007	12,534,500	$0.25
Granted	200,000	$0.29
Exercised	(168,750)	$0.13
Cancelled	(817,750)	$0.41
Balance, March 31, 2009 and December 31, 2008	11,748,000	$0.24
Balance vested, March 31, 2009	10,230,500	$0.24

A summary of the fair values of stock options granted during the year, estimated on the date of grant and using the Black-Scholes ("B-S") option-pricing model with weighted average assumptions, is as follows:

	Three months ended March 31,	
	2009	2008
Risk free interest rate	--	2.6%
Expected life (years)	--	5 years
Expected volatility	--	85%
Weighted average fair value per option grant	--	$0.05

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Unvested consultants' options granted in the three months ended March 31, 2008, have been revalued as follows: risk free interest rate – 1.5%; volatility – 97%, and an estimated life of 4 years for a weighted average fair value per grant of $0.01.

7. Share capital (continued)

(e) Share purchase warrants

As at March 31, 2009, the following share purchase warrants issued in connection with financings made by private placements and short-form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
4,122,300	$0.50	

* During the three months ended March 31, 2009, 9,764,500 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.25, expired unexercised.

The following table summarizes changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2007	25,815,344	$0.30
Exercised	(1,355,600)	$0.17
Expired	(10,572,944)	$0.30
Balance, December 31, 2008	13,886,800	$0.32
Expired	9,764,500	$0.25
Balance, March 31, 2009	4,122,300	$0.50

8. Related party transactions and balances

Services rendered and reimbursement of expenses:	Three months ended March 31, 2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 123,808	$ 110,344
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	--	4,500
Directors' fees	12,000	--

Balances receivable from (e):	March 31, 2009	December 31, 2008
Quorum Management and Administrative Services Inc. (a)	$ 209,882	$ 171,468
Balances payable to (e):		
Directors	$ 12,000	$ --

8. Related party transactions and balances (continued)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value (See Note 5). Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at March 31, 2009, the Company had advanced four months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

9. Subsequent events

Subsequent to March 31, 2009, the Company:

(a) Acquired 100% of the rights and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a cash payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

(b) Entered into an additional amendment to the option agreement dated October 20, 1993, as amended, to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

9. Subsequent events (continued)

(c) Entered into an agreement with Northern Securities Inc. (the "Agent"), to act as agent on a commercially reasonable efforts basis to carry out a brokered private placement of up to 20,000,000 units at a price of $0.03 per unit, for gross proceeds of up to $600,000, subject to regulatory approval. Each unit is comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common share for a period of 60 months from the date of issue at an exercise price of $0.06 per share up to 12 months from the date of issue of the warrant and $0.12 per share thereafter. If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

The Agent will receive a work fee of 2% and a commission of 10% of the gross proceeds of the offering in connection with the units sold by the Agent. One-half of each of the work fee and the commission will be payable in units. The remaining portion of the work fee and the commission will be payable in cash or units or any combination thereof at the discretion of the Agent. In addition, the Company will issue to the Agent, at the closing of the offering, Agent's options equal to 15% of the number of units sold by the Agent pursuant to the offering. Each Agent's option will be exercisable into one Agent's unit at an issue price of $0.05 per Agent's unit at any time prior to the date that is 60 months from the issue date of the Agent's options. Each Agent's unit will have the same remaining terms as the units issued pursuant to this offering, including the accelerated expiry. Subscriptions received from insiders, employees or affiliates of the Company shall not be subject to work fees or commissions.

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Three months ended March 31, 2009
(Unaudited – prepared by management)
Note 10: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests March 31, 2009
Acquisition costs				
Balance, beginning of period	$ 512,065	$ 523,581	$ 1	$ 1,035,647
Incurred during the period	2,687	2,250	--	4,937
Balance, end of period	514,752	525,831	1	1,040,584
Exploration and development costs				
Incurred during the year				
Assays and analysis	--	10,976	--	10,976
Geological and geophysical	728	21,501	--	22,229
Site activities	463	14,601	--	15,064
Stock-based compensation	--	5,039	--	5,039
Travel and accommodation	--	2,214	--	2,214
	1,191	54,331	--	55,522
Balance, beginning of period	2,792,648	4,928,069	--	7,720,717
Balance, end of period	2,793,839	4,982,400	--	7,776,239
Total Mineral Property Interests	$ 3,308,591	$ 5,508,231	$ 1	$ 8,816,823

The Company's independent auditor has not performed a review of these interim financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to Financial Statements
Year ended December 31, 2008
(Unaudited – prepared by management)
Note 10: Mineral Property Interests

	Kena Property, British Columbia	Jersey and Emerald Properties, British Columbia	Stephens Lake Property, Manitoba	Mineral Property Interests December 31, 2008
Acquisition costs				
Balance, beginning of year	$ 503,483	$ 502,616	$ 37,438	$ 1,043,537
Incurred during the year	8,582	20,965	--	29,547
Write-downs during the year	--	--	(37,437)	(37,437)
Balance, end of year	512,065	523,581	1	1,035,647
Exploration and development costs				
Incurred during the year				
Assays and analysis	16,264	196,083	--	212,347
Drilling	--	604,017	--	604,017
Engineering	--	15,000	--	15,000
Environmental	--	108,172	--	108,172
Geological and geophysical	32,315	395,952	--	428,267
Site activities	6,039	143,531	--	149,570
Stock-based compensation	--	97,553	--	97,553
Travel and accommodation	3,917	70,679	--	74,596
	58,535	1,630,987	--	1,689,522
Balance, beginning of year	2,734,113	3,297,082	45,372	6,076,567
Write-downs during the year	--	--	(45,372)	(45,372)
Balance, end of year	2,792,648	4,928,069	--	7,720,717
Total Mineral Property Interests	$ 3,304,713	$ 5,451,650	$ 1	$ 8,756,364

Sultan Minerals Inc.
Management Discussion and Analysis and uarterly Report
For the Three Months Ended
March 31, 2009

Sultan Minerals Inc.
Management Discussion and Analysis and uarterly Report
For the Three Months Ended
March 31, 2009

1.1 Date

The effective date of this Management's Discussion and Analysis ("MD A") and Quarterly Report is May 28, 2009.

1.2 Overview

This Management's MD A contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. The Company expressly disclaims any obligation to revise or update forward-looking statements and any liability in the event actual results differ from those currently anticipated.

This Quarterly MD A should be read in conjunction with the audited financial statements of Sultan Minerals Inc. for the year ended December 31, 2008 and the unaudited interim financial statement for the three months ended March 31, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Sultan Minerals Inc. ("Sultan" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- Sultan's loss for the three months ended March 31, 2009 ("Q1 2009") was $192,419 or $0.00 per share, compared to a loss of $4,919 or $0.00 per share in the three months ended March 31, 2008 ("Q1 2008"), after income tax recovery due to flow-through renunciations of $371,888.

- During Q1 2009, operations used cash of $213,601 compared to $184,143 in Q1 2008.

- Expenditures on mineral property interests totalled $60,459 in Q1 2009, compared to $637,171 in Q1 2008. The expenditures were incurred on the following mineral properties in Q1 2009, with the Q1 2008 numbers in brackets: Kena - $3,878 ($25,277) and the Jersey and Emerald properties - $56,581 ($611,894).
,
- The Company received total cash of $251,921 by the issuance of 1,524,350 common shares in Q1 2008 through the exercise of stock options, warrants and agent's warrants, compared to no proceeds in Q1 2009.

1.2.1 Jersey and Emerald Properties, British Columbia

The 10,120-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada s second largest tungsten producer and the historic Jersey Lead-Zinc Mine, British Columbia s second largest lead-zinc producer. Sultan optioned the initial claims in 1993 and has since expanded its holdings through staking and additional option agreements. In 2005 molybdenum mineralization was discovered beneath the tungsten workings. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit.

The Company is taking the necessary steps to advance the known molybdenum and tungsten deposits at our Jersey-Emerald mine as is evident by our land acquisitions and our current drilling program. Sultan now owns 1,100 acres of surface rights over the proposed mine site.

E PLORATION

All detailed assay results can be viewed in news releases on the Company's website www.sultanminerals.com or on www.sedar.com.

Sultan has now intersected the East Emerald Tungsten zone in 39 drill holes that confirm the continuation of the tungsten mineralization over a length of 3,300 feet (1,000 metres) and a width of 700 feet (200 metres) (see News Release of April 29, 2008). Drill results continue to show multiple horizons of 0.25% to 0.60% tungsten mineralization contained within wide zones of lower grade mineralization averaging 0.10 to 0.25% WO_3. Many of these holes carry significant molybdenum (MoS_2) concentrations within the same horizons as the tungsten. The mineralization remains open to the north, south and west.

Sultan had four additional surface drill holes planned for the current round of drilling but due to permitting delays these have been postponed until the year ended December 31, 2009 ("fiscal 2009"). The Company is presently completing a program of trenching and surface prospecting over the south end of the Jersey-Emerald property. The price of tungsten has remained relatively stable at $220/MTU for APT concentrate (as of February 20, 2009, Metals Bulletin).

In September 2008 Geoscience BC and Natural Resources Canada flew a budgeted $542,000 Airborne Geophysical Survey in the Kootenay Area of BC. The survey covers a 609-square kilometre area centered on Sultan's 93-square kilometre Jersey-Emerald Property. The BC Ministry of Energy, Mines and Petroleum Resources rated this area as having some of the highest mineral potential in British Columbia. The survey was designed to provide information about the rocks deep below the surface.

The survey was flown by Fugro Airborne Surveys. The survey area includes Sultan's Jersey Mine and the HB and Reeves-Macdonald mines, these 3 being the second, third and fourth largest historic lead-zinc producers in the province. The survey also covers Sultan's historic Emerald Tungsten Mine, Canada's second-largest tungsten producer, as well as the famous Sheep Creek and Ymir gold camps. Data from the survey results are currently being analyzed.

Sultan, as one of the largest mineral title landholders in the survey area, is also participating in the survey, by contributing funding for the flying of intermediate 100-metre spaced survey lines over its Jersey-Emerald property within the Geoscience BC survey area. The detailed airborne geophysical coverage is expected to identify new exploration targets outside of the seven historic mines on the extensive property.

In September 2008 Sultan completed a program of trenching and prospecting over the south end of the Jersey-Emerald property. This work resulted in the discovery of a new area of tungsten and zinc mineralization on the property. The mineralization, including assays of 5.0% zinc and 0.9% tungsten, was discovered at four widely spaced locations situated approximately 2.0 km south of the historic Emerald Tungsten Mine. In order to test this new discovery additional prospecting, trenching and a preliminary 350-metre diamond drill program is planned for 2009.

In January 2009 Sultan received updated resource calculations for the Tungsten Zones on its Jersey-Emerald Property. Resource calculations were prepared by Giroux Consultants Ltd. of Vancouver, BC and the resulting National Instrument 43-101 Technical Report was co-authored by independent geological consultants Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo. of PBG Geoscience from Kamloops, BC. The updated resource estimate shows a measured plus indicated

resource of 2,719,000 tons averaging 0.358% WO_3, and an additional inferred resource of 2,320,000 tons averaging 0.341% WO_3 at a 0.15% WO_3 cutoff. The mineralization remains open along strike.

The report makes a number of recommendations that can be summarized as follows:

1) An additional 5,000 metres of diamond drilling be completed to fully define the Emerald and East Emerald tungsten zones.

2) A total of 20 excavator trenches be put in to test the East Emerald zone and its projected extension to the north and south.

3) The Invincible mine workings should be dewatered and the access portals stabilized to provide access for underground drill testing of the East Emerald Tungsten zone and the Invincible workings.

4) The East Dodger resource estimate should be updated to include the recent drilling.

5) The 2007 economic scoping study should be updated and should include:

a) Preparation of a mine plan;

b) Design and costing of surface facilities;

c) Continuing implementation of environmental studies;

d) Review of ore transport options;

e) Review of tailings disposal options;

f) Review wastewater disposal alternatives; and

g) Review historic metallurgy and conduct further metallurgical testing.

The combined total cost to complete the recommended work is estimated at $1,358,500.

Exploration expenditures on the Jersey-Emerald property in Q1 2009 with the Q1 2008 comparative figures shown in brackets include the following: assays and analysis – $10,976 ($95,707); drilling - $Nil ($233,651); engineering - $Nil ($15,000); environmental - $Nil ($30,929); geological and geophysical – $21,501 ($95,408); travel and accommodation – $2,214 ($72,227); stock-based compensation - $5,039 ($46,315); and site activities – $14,601 ($21,157). Acquisition costs of $2,250 ($1,500) were incurred.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the ongoing diamond drilling programs. Mr. Perry Grunenberg, P.Geo., of PBG Geoscience in Kamloops, BC, is Sultan s project supervisor and Qualified Person for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects. Standard sampling procedures are used whereby the core is split with a core splitter and half of the core sent by trucking company directly to either Acme Labs Ltd. in Vancouver or Assayers Canada in Vancouver for assay by standard analytical procedures. The remaining half of the core is stored in the Company s core storage facility in Salmo, BC. All sample preparation is done at the laboratory by Acme or Assayers Canada staff. Checks are being run on 5% of the samples at Becqueral Laboratories in Mississauga, Ontario for tungsten and Assayers Canada in Vancouver, BC for other elements.

1.2.2 Kena old Property, British Columbia

The Company holds 100% interest in the 8,173-hectare Kena Gold Property located near the community of Ymir in southeastern British Columbia. Of particular interest to Sultan is a 7.0-kilometre long gold soil anomaly located near the north end of the property. The soil anomaly encompasses the Gold Mountain and Kena Gold Zones, both of which host porphyry gold deposits (refer to Sultan's website maps at www.sultanminerals.com/s/KenaMaps.asp). From 2000 to 2004, Sultan tested the two zones

with 12,000 metres of diamond drilling in 80 drill holes. Preliminary resource calculations were prepared by Giroux Consultants Ltd. in June 2004 and the resulting NI 43-101 Technical Report was co-authored by independent geological consultants, Gary Giroux, P.Eng., of Giroux Consultants Ltd. and Linda Dandy, P.Geo, of P L Geological Consultants Ltd.

Recommendations
The June 2004 Technical Report shows that the Gold Mountain and Kena Gold Zones had a measured and indicated resource of 24,860,000 tonnes containing 541,000 ounces of gold at an average grade of 0.66 g/T using a 0.3 g/T cut-off grade for gold. There is an additional inferred resource of 25,800,000 tonnes containing 557,000 ounces of gold at the same grade (June 7, 2004, News Release). The report stated that the resource has potential for expansion with additional diamond drilling.

A computer modeling of the property was completed as part of the 2004 resource study. The model indicated numerous untested areas adjacent to mineralized blocks. The report recommended that a $1.2 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

Exploration expenditures on the Kena property in Q1 2009, with the Q1 2008 comparative figures shown in brackets, include the following: assays and analysis – $Nil ($8,909); geological and geophysical – $728 ($5,271); travel and accommodation - $Nil ($1,157); and site activities – $463 ($1,480). Acquisition costs of $2,687 ($8,460) were incurred.

Ms Linda Dandy, P.Geo of P L Geological Services of Lac Le Jeune, BC, is the Company s project supervisor and Qualified Person for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects .

1.2.3 Mineral Property Option Payments Due In Fiscal 2009

To maintain its mineral property interests, the Company is required to make monthly cash payments in fiscal 2009 of $750 for lease of surface property rights and will be required to make a cash payment of approximately $77,000 related to a mortgage payable (see Note 7) and issue 200,000 common shares in fiscal 2009. This relates to the common shares to be issued on the mortgage payable relating to an acquisition of surface rights. Annual advance royalty payments of $50,000 were to commence in October 2009 on the Jersey Claim Group, but Sultan has negotiated a four-year extension with the optionors for deferral of the payment to October 2013, by the issuance of 250,000 common shares.

1.2.4 Market Trends

The price of gold has increased, continuing an overall uptrend, which began in 2004. The average gold price in 2006 was US$603.46 per ounce. In 2007 gold averaged US$693 per ounce, and in 2008, the average price per ounce was US$872. The average price for molybdenum (roasted) in 2006 was US$25.56 per pound, US$29.72 per pound in 2007 and US$24.55 per pound in 2008, decreasing to approximately US$10 by the end of 2008. The price of tungsten has remained relatively stable at $220/MTU for APT concentrate (as of February 20, 2009, Metals Bulletin).

1.3 Selected Annual Information

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are expressed in Canadian dollars.

	As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
Current assets	$ 2,128,442	$ 4,361,691	$ 232,237
Mineral property interests	8,756,364	7,120,104	4,363,937
Other assets	53,231	75,138	74,906
Total assets	10,938,037	11,556,933	4,671,080
Current liabilities	225,384	236,718	127,678
Long-term debt	--	44,000	123,000
Shareholders' equity	10,712,653	11,276,215	4,420,402
Total shareholders' equity and liabilities	10,938,037	11,556,933	4,671,080
Working capital (current assets less current liabilities)	1,903,058	4,124,973	104,559

	ear ended December 31, 2008	ear ended December 31, 2007	ear ended December 31, 2006
Expenses (recoveries)			
Amortization	$ 1,711	$ 2,020	$ 2,435
Debt finance adjustment	18,000	(14,000)	6,000
Legal, accounting and audit	35,719	56,428	33,527
Management and consulting fees	57,750	45,000	46,000
Office and administration	136,056	94,339	74,993
Salaries and benefits	295,897	221,429	171,412
Shareholder communications	352,205	263,175	202,301
Stock-based compensation	476,653	677,726	161,322
Travel and conferences	49,517	34,400	43,246
	1,423,508	1,380,517	741,236
Property investigations	1,418	4,352	873
Write-down of mineral property interests	82,809	92,736	131,771
Interest and other income	(90,235)	(141,173)	(9,479)
Loss before income taxes	(1,417,500)	(1,336,432)	(864,401)
Income tax (recovery) expense – current	--	--	--
– future income taxes	385,487	68,172	103,128
Loss for the year	$ (1,030,013)	$ (1,268,260)	$ (761,273)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	101,626,050	80,200,248	58,480,943
Number of common shares issued and outstanding, end of year	101,626,050	100,226,518	62,439,384

1.4 Results of Operations

Sultan incurred a loss of $192,419, or loss per common share of $0.00 in the three months ended March 31, 2008, compared to a loss of $4,919, or loss per common share of $0.00 in the three months ended March 31, 2008, after future income tax recovery of $371,888 related to flow-through renunciations in Q1 2008.

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income. Interest revenue decreased from $37,593 in Q1 2008 to $12,232 in fiscal 2009 due to higher cash balances and higher interest rates throughout the Q1 2008 period.

Expenses

Legal, accounting and audit increased from $6,395 in Q1 2008 to $10,191 in Q1 2009. Audit fees are accrued throughout the fiscal year. Fees charged for the fiscal 2007 year end were significantly higher than estimated in the accrual, due to the extensive audit work now required, and as a result, expenses were higher in fiscal 2008, and were estimated to be higher for the audit completed in April 2009. The audit fees were approximately 10% higher for the year ended December 31, 2008, than the audit fees for the year ended December 31, 2007. Audit time is increasing on an annual basis, and will continue to do so, as public company auditors and public companies continue to comply with the extensive detail in the working papers which are required by the Canadian Public Accountability Board, as they review the audit firms that audit public companies. Either external consultants must be hired to comply, or in the case of companies who have administrative and accounting services provided as in the case of Sultan, the time, and therefore the cost, required to complete the extra detail, must be passed onto the Company. Legal fees are ongoing and will vary depending on the activity during the period.

Management fees of $2,500 per month are paid to Lang Mining Corporation, a private company, for the services of Frank Lang as Chairman of the Company, for a total of $7,500 in each fiscal period. In Q1 2009, consulting fees of $Nil (Q1 2008 - $4,500) were paid through Quorum Management and Administrative Services Inc. ("Quorum"), (formerly LMC Management Services Ltd.) to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, a director of the Company.

Office and administration costs increased from $29,911 in Q1 2008 to $39,958 in Q1 2009. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits decreased from $62,586 in Q1 2008 to $84,083 in Q1 2009, due to timing of work related to the Company's fiscal 2008 annual audit.

In Q1 2009, there was $19,105 in stock-based compensation expense, compared with $191,998 in Q1 2008. In addition, stock-based compensation costs of $3,729 was capitalized to the Jersey-Emerald Property in Q1 2009, plus related future income tax liability of $1,310, compared to $33,810 capitalized in Q1 2008, and related future income tax liability of $12,505.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The

Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.

Shareholder communications costs have decreased from $88,281 in Q1 2008 to $41,090 in Q1 2009. The Company utilized the services of Arbutus Enterprises Ltd. $6,000 (Q1 2008 - $6,000) and Horng Kher (Marc) Lee $18,000 (2008 - $16,000), and CHF Investor Relations $Nil (2008 - $22,500). Other shareholder activities consist of web site maintenance, transfer agent fees, regulatory and filing fees and all costs associated with timely disclosure of information.

Travel and conference expenses decreased from $22,724 in fiscal Q1 2008 to $2,616 in Q1 2009. The Company attended the Prospectors and Developers Conference in Q1 2008.

Property investigation costs increased from $Nil in Q1 2008 to $1,144 in Q1 2009. Sultan is presented with property submittals continually, and certain submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company has recorded a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company renounced flow through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a recovery of future income taxes of $359,383 in fiscal 2008. Other future income tax recoveries relate to capitalized stock-based compensation and totalled $1,310 in Q1 2009 and $12,505 in Q1 2008.

1.5 Summary of uarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses, net of interest income, mineral property write-downs and property investigations.

	Kena property. British Columbia	**Jersey Emerald and other properties**	**Stephens Lake property, Manitoba**	**eneral and adminis-trative expenses (recovery)** (Note 1)	**Loss per quarter**	**Loss per share**
2007						
Second Quarter	671	715,262	14,670	249,664	275,265	$0.00
Third Quarter	7,888	688,297	20,416	369,930	355,251	$0.00
Fourth Quarter	161,976	843,265	--	543,111	498,286	$0.01
2008						
First Quarter	25,277	611,894	--	414,400	4,919	$0.00
Second Quarter	6,356	441,502	--	357,497	323,439	$0.00
Third Quarter	17,403	379,885	--	355,149	315,543	$0.00
Fourth Quarter	18,081	218,671	--	296,462	388,112	$0.00
2009						
First Quarter	3,878	56,581	--	204,817	192,419	$0.00

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, property investigations, interest and other miscellaneous income or income tax recovery, but includes stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2009, Sultan's working capital, defined as current assets less current liabilities, was $1,678,596 (December 31, 2008 - $1,903,058). The Company's cash in excess of current expenditures is held in Guaranteed Investment Certificates or Treasury Bills.

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. There is no difference between the cost of $1 and equity value. The Company has a 25% interest in Quorum. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement. At December 31, 2008, two companies are currently in arrears to the maximum allowable period under the terms of the agreement with Quorum. As a result, the Company has advanced one month in excess of its estimated working capital funding obligation under the agreement with Quorum. At the date of filing of this annual report, it is not known if this amount will be recoverable from Quorum. If other companies sharing office space are unable to obtain financing to pay Quorum their share of administration and overhead, it may be necessary to sever employees of Quorum and possibly outsource certain services that are currently performed by Quorum employees. The recoverability of the balance of approximately $40,000 will be determined in the next few months.

<u>**Investing Activities**</u>

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

At March 31, 2009, Sultan had capitalized $8,816,823, representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia and Manitoba. During the three months ended March 31, 2009, Sultan's total expenditures included $60,459 on the acquisition and exploration of its mineral property interests compared to $637,171 in the three months ended March 31, 2008.

The Company entered into a long-term agreement, secured by a mortgage payable, relating to the acquisition of surface rights on its Jersey property in British Columbia. Payment terms are as follows: upon receipt of regulatory approval which was June 1, 2006, $10,000 paid in cash and 200,000 common shares issued. Thereafter, payments are to be made as follows: on June 1, 2007, up to 200,000 common shares (issued); on June 1, 2008, up to 200,000 common shares (issued) and on June 1, 2009, up to 200,000 common shares will be issued.

The common shares referred to above are to be valued at the closing market price for the shares on the date that is four (4) months plus one (1) day after the date of issuance of the share payment (the "Valuation Date"), or October 2 of each year. The value of each share payment is to be calculated as of the Valuation Date and a credit given accordingly to the balance due on the purchase price. If the calculation and credit results in the mortgage on the property being paid in full, then the seller is not

entitled to any further share payments. If, after the Valuation Date for the payments referred to above, the seller has still not received the full payment of the related liability and purchase price of the property, the Company will pay the remaining balance to the seller by way of a cash payment.

The Company has the right, at any time after completing the initial payment of cash and shares as set out above, to pay any remaining balance to fully satisfy the purchase price in the form of a cash payment. The cash portion of the mortgage payable is estimated by the number of shares to be issued in June 2009 and valued using the closing market price for the common shares of the Company at March 31, 2009, of $0.04 (December 31, 2008 - $0.04). Based on the December 31, 2008, price for the common shares of $0.04, the final cash payment to the seller will be $77,000. Any amount resulting from the difference between the recorded prices of the common shares issued and the Valuation Date (October 2, 2008 - $0.06) is recorded as an adjustment to the balance payable with a corresponding amount recorded in operations. The debt financing adjustment for the year ended December 31, 2008, was $18,000, with a gain of $14,000 recorded in the year ended December 31, 2007. There were no debt financing adjustments in Q1 2009 and Q1 2008.

Sultan presently holds 100% interest in the original claims subject to an advance annual royalty payment of $50,000 that was scheduled to commence October 20, 2009, and an aggregate 3.0% Net Smelter Return ("NSR") royalty due to the property optionors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares. In April 2009, the Company entered into an additional amendment to the option agreement dated October 20, 1993, as amended, to defer the commencement date of the annual royalty payments of $50,000 due to commence in October 2009 by four years, in exchange for a one-time payment of 250,000 common shares, and the right to collect mineral specimens from an exposure in the Jersey F Zone workings of the Jersey-Emerald property up to October 20, 2013, for the sole purpose of specimen collection.

In April 2009, Sultan acquired 100% of the rights and interest in the Victory Tungsten Property, consisting of six reverted crown grants, located approximately six kilometres south of Salmo, British Columbia, Canada. Under the terms of the agreement, the Company made a cash payment of $12,000 and issued 200,000 common shares for the purchase of the property. The property will be subject to a 2.0% NSR, payable to the optionor. The Company has the right to reduce the NSR to 0.5% by making a one-time payment of $150,000 at any time up to and including the commencement of commercial production. If at any time the optionor wishes to sell or assign its NSR, the optionor has agreed to give the Company a 60-day right of first purchase to acquire the NSR, provided that the optionor shall not thereafter offer its NSR to a third party on terms less favourable to the optionor than those offered to the Company.

1.7 Capital Resources

During the three months ended March 31, 2008, the Company issued 1,341,500 common shares on the exercise of 1,341,500 share purchase warrants at a price of $0.17; 4,700 common shares on the exercise of 4,700 agent's warrants at a price of $0.17, 9,400 common shares on the exercise of 9,400 agent's warrants at a price of $0.12, and 168,750 common shares on the exercise of stock options at prices ranging from $0.10 to $0.17, for total proceeds of $251,921. No common shares were issued in Q1 2009.

In Q1 2008, the Company granted 200,000 stock options to consultants at an exercise price of $0.29, with an expiry date of March 17, 2013. The fair value of the stock options on the day of grant was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.86%; expected life of 5 years; expected volatility – 85%; and a weighted average fair value per option grant of $0.05. Unvested consultants' options granted in the three

months ended March 31, 2008, have been re-valued in Q1 2009 as follows: risk free interest rate – 1.5%; volatility – 97%, and an estimated life of 4 years for a weighted average fair value per grant of $0.01.

During the three months ended March 31, 2009, 9,764,500 warrants and underlying warrants with exercise prices ranging from $0.16 to $0.25, expired unexercised.

The Company will require continued external funding to meet future obligations and to finance further exploration and development work on its mineral properties. The Company currently has funds available to complete all of its currently planned exploration programs, but as the Company does not have a source of revenue, there is doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The balance sheets of the Company at March 31, 2009 and December 31, 2008, do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to obtain adequate financing.

Subsequent to March 31, 2009, the Company entered into an agreement with Northern Securities Inc. (the "Agent"), to act as agent on a commercially reasonable efforts basis to carry out a brokered private placement of up to 20,000,000 units at a price of $0.03 per unit, for gross proceeds of up to $600,000, subject to regulatory approval. Each unit is comprised of one (1) common share and two-thirds (2/3) of one non-transferable share purchase warrant. Each whole warrant will be exercisable into one common share for a period of 60 months from the date of issue at an exercise price of $0.06 per share up to 12 months from the date of issue of the warrant and $0.12 per share thereafter. If, for 10 consecutive trading days at any time during the period that is four months plus one day following the issue of the warrants, the closing common share price for each of the 10 trading days is $0.20 or more, then the exercise period of the warrants may, at the discretion of the Company, be shortened to a period of 30 days from the date of a notice provided by the Company to each warrant holder advising the warrant holders of the accelerated expiry.

The Agent will receive a work fee of 2% and a commission of 10% of the gross proceeds of the offering in connection with the units sold by the Agent. One-half of each of the work fee and the commission will be payable in units. The remaining portion of the work fee and the commission will be payable in cash or units or any combination thereof at the discretion of the Agent. In addition, the Company will issue to the Agent, at the closing of the offering, Agent's options equal to 15% of the number of units sold by the Agent pursuant to the offering. Each Agent's option will be exercisable into one Agent's unit at an issue price of $0.05 per Agent's unit at any time prior to the date that is 60 months from the issue date of the Agent's options. Each Agent's unit will have the same remaining terms as the units issued pursuant to this offering, including the accelerated expiry. Subscriptions received from insiders, employees or affiliates of the Company shall not be subject to work fees or commissions.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services rendered and reimbursement of expenses:	Three months ended March 31, 2009	2008
Quorum Management and Administrative Services Inc. (a)	$ 123,808	$ 110,344
Lang Mining Corporation (b)	7,500	7,500
Kent Avenue Consulting Ltd. (c)	--	4,500
Directors' fees	12,000	--

Balances receivable from (e):	March 31, 2009	December 31, 2008
Quorum Management and Administrative Services Inc. (a)	$ 209,882	$ 171,468
Balances payable to (e):		
Directors	$ 12,000	$ --

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at March 31, 2009, the Company had advanced four months of working capital. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cease of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining receives a management fee of $2,500 per month for the services of Frank A. Lang, an officer and director of the Company.

(c) Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(d) The Company's investments include shares in a listed company with a common director.

(e) Balances payable to and receivable from related parties are included in due to and due from related parties, respectively, on the balance sheets. These amounts are non-interest bearing and are due on demand.

1.10 Fourth uarter

Not applicable.

1.11 Proposed Transactions

There is no proposed asset or business acquisition or disposition before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12 Critical Accounting Estimates

As at March 31, 2009, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company's first interim period commencing January 1, 2009.

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", replacing Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of IAS 38, Intangible Assets. CICA 1000—Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA 3450 – Research and Development Costs is replaced by guidance in CICA 3064. EIC 27 is no longer applicable for entities that have adopted CICA 3064. A number of other EIC abstracts have consequential amendments. AcG 11 –Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. Prior to the adoption of Section 3064, the Company capitalizes costs in the exploration phase relating to acquisition cash costs and fair value common shares issued for mineral property interests. All other exploration expenditures are expensed in the period incurred. The Company has concluded that adoption of this new standard as at January 1, 2009, will not have an impact on the Company's interim financial statements.

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the

acquisition date even if the business combination is achieved in stages, or if less than 100% o f the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct cost of a business combination are no longer considered part of the acquisition accounting.

Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new section will only have an impact on the Company's financial statements for future acquisitions that may be made in periods subsequent to the date of adoption.

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interest, which together replace Section 1600, Section 1600, Consolidated Financial Statements. These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008). Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement. The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders' equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. The adoption of this standard did not impact the Company's interim financial statements.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities ("EIC 173"), which establishes that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this standard did not impact the Company's interim financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Management of capital

The Company's objective in managing capital is to maintain adequate levels of funding to support exploration of its mineral property interests, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company's interests.

The Company manages its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in liquid investments. This is to ensure working capital is available to meet the Company's short-term obligations while maximizing liquidity and returns on unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.

The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash and short-term guaranteed deposits, all held within Canadian financial institutions.

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Credit risk
Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable. The Company invests any excess capital in short-term, highly liquid and highly-rated financial instruments such as cash, government treasury bills and short-term guaranteed deposits, all held within Canadian financial institutions.

Liquidity risk

The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market risks

The significant market risks to which the Company is exposed include commodity price risk and interest rate risk.

Commodity price risk

The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold, copper and tungsten and the outlook for these metals. The Company does not have any hedging or other commodity-based risks respecting its operations.

Market prices for metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators. The Company has elected not to actively manage its commodity price risk.

Interest rate risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end..

Foreign exchange risk

Fluctuations in United States dollars would not significantly impact the operations and the values of its assets and shareholders' equity at this time. If the Company were to go into production, the Company would be subject to more foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar, due to metals prices and their denomination in United States dollars.

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards were adopted on a retroactive basis with no restatement of prior period financial statements.

Section 3855 – Financial instruments – recognition and measurement

This standard sets out criteria for the recognition and measurement of financial instruments and requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007, have been recognized by adjusting opening accumulated other comprehensive income

(loss).

All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in the statement of operations. The Company has designated receivables as loans and receivables; accounts receivable and accrued liabilities as other financial liabilities.

Available-for-sale financial assets are measured at fair value. Changes in fair values of available-for-sale financial assets are included in other comprehensive income (loss) until the gain or loss is recognized in the statement of operations when the asset is sold or deemed to be permanently impaired. The Company has designated investments as available-for-sale.

Held-for-trading financial instrument are measured at fair value. All gains and losses are included in the statement of operations in the period in which they arise. The Company has designated cash and cash equivalents and short term investments as held-for-trading.

1.14 Financial Instruments and Other Instruments

At March 31, 2009, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At March 31, 2009, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks, while temporary investments were held entirely in cashable Guaranteed Investment Certificates issued by BMO Bank of Montreal. At March 31, 2009, the Company had $1,583,129 (December 31, 2008 - $1,895,695) in short-term temporary investments or Bank of Canada treasury bills.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

1.15.1 Other MD A Requirements

See the audited annual financial statements for the year ended December 31, 2008, and the unaudited interim financial statements for the three months ended March 31, 2009.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the unaudited interim financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the interim Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of May 29, 2009, the date of this MD A, subject to minor accounting adjustments:

Authorized Capital

Unlimited number of common shares without par value and unlimited number of preference shares without par value.

Issued and Outstanding Capital

101,950,618 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
2,500,000	$0.17	June 21, 2011
1,500,000	$0.10	June 10, 2010
2,379,000	$0.15	July 6, 2009
2,334,000	$0.45	July 20, 2012
2,835,000	$0.29	October 23, 2012
200,000	$0.29	March 17, 2013
11,748,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,803,000	$0.50	December 12, 2009
319,300	$0.50	December 12, 2009
4,122,300		

Shareholder Rights Plan

The Company's board of directors and its shareholders have approved the adoption of a Shareholder Rights Plan (the Rights Plan), which has been implemented by way of a rights plan agreement (the Rights Plan Agreement) designed to protect shareholders from unfair, abusive or coercive takeover strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the Board) considered that the adoption of the Rights Plan was desirable and in the interests of all of the Company s shareholders. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public takeover bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the solicitation of other takeover bids or offers from other interested parties to provide shareholders desiring to sell the Company s common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors considered that they would need more time than is allowed for under existing securities legislation in order to have any real ability to consider such alternatives.

As at October 31, 2006, the rights (the Rights) were issued and attached to all of Sultan s outstanding common shares. A separate rights certificate will not be issued until such time as the Rights become exercisable (which is referred to as the separation time). The Rights will become exercisable only if a person, together with his or its affiliates, associates and others acting jointly, acquires or announces its intention to acquire beneficial ownership of Sultan common shares which when aggregated with his or its current holdings total 20% or more of the outstanding Sultan common shares (determined in the manner set out in the Rights Plan). The Rights will permit shareholders other than the acquiring person to purchase common shares of the Company at a 50% discount to their market price (as defined in the Rights Plan Agreement).

The Rights will not, however, be triggered by a Permitted Bid , which is defined as a bid which is outstanding for a minimum of 60 days made to all of the shareholders of the Company for all of their common shares and, subject to other specified conditions, is accepted by a majority of independent shareholders (as detailed in the Rights Plan).

The Company has no knowledge of any pending or threatened takeover bids for the Company, and has no reason to believe that any takeover offer for the Company s shares is imminent.

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in

Issuers' Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Sultan Minerals Inc. has approved the disclosure contained in this Interim MD A. A copy of this Interim MD A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD A contains forward-looking statements . These forward-looking statements are made as of the date of this MD A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Shannon M. Ross, Chief Financial Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending March 31, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2009

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of Interim Filings – Venture Issuer Basic Certificate

I, Arthur G. Troup, Chief Executive Officer of Sultan Minerals Inc., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of Sultan Minerals Inc. (the "issuer") for the interim period ending March 31, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2009

Arthur G. Troup
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.